EXHIBIT TO ITEM 77I
Touchstone Strategic Trust
Terms of New or Amended Securities


At a meeting on August 20, 2015, the Board of Trustees of the Touchstone Strategic Trust authorized the reclassification of Institutional Class shares of the Touchstone Moderate Growth Allocation Fund, Touchstone
Balanced Allocation Fund and Touchstone Conservative
Allocation Fund (each, a "Fund", collectively the "Funds") into Class Y shares of each Fund. This reclassification will not impact shareholders as they will continue to have the same cost experience. The only change will be a reduction in the I share minimum initial investment from $500,000 to $2,500 when reclassified as a Y share.

A description of each Class of shares of the Funds is incorporated by reference to the Post-Effective Amendment
No. 128 to the Registration Statement as filed with the SEC via EDGAR on November 24, 2015 (Accession No 0001104659-
15-081166).